Notice to the Oslo Stock Exchange


ORKLA


05005905

P. O. Box 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.no

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: + 47 22544411
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47 22544431

Date: 07.02.2005

ORK – Concerning Orkla's acquisition of a majority of shares in Elkem and the consequent mandatory offer for the remaining shares

We refer to the notice of 10 January 2005 in connection with Orkla's acquisition of the majority of shares in Elkem and the consequent mandatory offer for the remaining shares. Orkla ASA and each of the three sellers, Folketrygdfondet, Storebrand Livsforsikring AS and DnB Nor Bank ASA, have today signed supplementary agreements to the original agreements that entail certain adjustments to the conditional right to an additional payment.

The agreements of 10 January 2005 with Folketrygdfondet, Storebrand Livsforsikring AS and DnB Nor Bank ASA included a conditional right to an additional payment if Orkla ASA ("Orkla"), in the period up to the end of March 2006, buys or sells shares in Elkem ASA ("Elkem") at a price that exceeds the agreed price of NOK 235 per share.

Pursuant to the supplementary agreements, the conditional right to an additional payment does not apply for 30 % of the shares sold by each of the sellers. In compensation for this, Orkla will pay a cash price of NOK 1.00 for each of these shares. At the same time, the conditional right still applies to the remaining 70 % of the shares, with the proviso that the conditional right will not apply with retroactive effect to the date of the agreement if, in connection with the mandatory offer, it is finally determined to have a value that exceeds NOK 1.00 per share. In this case, the sellers will also receive a cash payment of NOK 1.00 for these shares. The other items in the agreements remain unchanged.

All shareholders who are entitled to participate in the mandatory offer will have a corresponding opportunity to choose either an additional payment of NOK 1.00 per share or the conditional right to an additional payment (including the proviso described above) or a combination of the two in the ratio 30:70. Further details concerning the conditions for the

mandatory offer will be included in the offer document, which will be published in connection with the submission of the mandatory offer.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THIS PRESS RELEASE MAY NOT BE RELEASED, DISTRIBUTED, FORWARDED OR TRANSMITTED INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel.:+ 47 2254 4431

Date: 10 February 2005

ORK – Orkla will launch mandatory offer to acquire all shares in Sapa

Orkla ASA has today announced that it will launch a mandatory offer to acquire all shares in Sapa AB. The offer price will be SEK 187. Further details on the offer are set out in a separate press release prepared pursuant to the Swedish take-over regulations.

Reference is made to notice of 14 January 2005 regarding Orkla ASA's obligation to present an offer to the shareholders of Sapa AB in connection with Orkla ASA's acquisition of the majority of shares in Elkem ASA. The Elkem group owns 27,019,502 shares, corresponding to 74 per cent of the shares and votes in Sapa AB.

Orkla ASA has today announced that it will launch a mandatory offer to acquire all shares in Sapa AB which are not owned by the Elkem group. The offer price will be SEK 187 in cash for each share. The offer will be unconditional. The offer period is expected to be from and including 2 March 2005 to and including 22 March 2005, with the possibility for extensions.

The offer will be presented in a prospectus prepared pursuant to the Swedish regulations on prospectuses. For further details reference is made to a separate press release, in the Swedish and English language, which is available on Orkla's web site www.orkla.com .

Press release



P.O. 423 Skøyen, 0213 Oslo
Tel: +47 22 54 40 00
Fax: +47 22 54 44 90
www.orkla.com

Ref.:
Rune Helland, Vice President, Investor Relations, Tel: +47 22 54 44 11
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: February 10, 2005

Orkla makes a public offer – in accordance with the rules on mandatory bids – to the shareholders of Sapa

Orkla ASA ("Orkla") makes a public offer (the "Offer") to all shareholders of Sapa AB (publ) ("Sapa") to tender their shares to Orkla.[1] On January 10, 2005, Orkla entered into agreements to acquire 5,018,037 shares in Elkem ASA ("Elkem"), equivalent to 10.18 percent of the shares and votes. The agreements were conditional upon the approval of Orkla's Corporate Assembly (*bedriftsforsamling*), which was given on January 13, 2005. Thereby, Orkla's total holding in Elkem increased to 50.03 percent of the shares and votes.[2] Elkem holds 27,019,502 shares in Sapa, equivalent to 74.0 percent of the shares and votes. As a consequence thereof, Orkla makes a public offer in accordance with the stipulations regarding mandatory bids in the Swedish Industry and Commerce Stock Exchange Committee's (*Näringslivets börskommitteé*) rules concerning public offers for the acquisition of shares ("NBK's Rules"). NKB's Rules and the Securities Council's (*Aktiemarknadsnämnden*) rules of interpretation and implementation shall apply to the Offer. Sapa is listed on the O-list of Stockholmsbörsen.

The Offer

- **For each share in Sapa, which is not owned by Elkem, SEK 187 is offered in cash.** In case Orkla would extend the acceptance period for the Offer and such extension would imply that shareholders accepting the offer are entitled to the dividend decided by the 2005 Annual General Meeting, the offer price of SEK 187 per share is reduced by the dividend per share.

  The volume weighted average share price for the Sapa share during 20 trading days prior to January 14, 2005, the day when Orkla in Norway announced its intension to make the Offer, amounted to SEK 186.64. The volume weighted average share price during 20 trading days prior to January 20, 2005, the day when Orkla in Sweden announced its intension to make the Offer, amounted to SEK 186.93.

  On January 14, 2005, Sapa released a profit warning for the fiscal year 2004. In connection therewith, Sapa announced that the company deemed that a mandatory offer would be required by Orkla in regard to all shares outstanding in Sapa.

  The Offer represents a premium of approximately 0.8 percent compared to the closing price of the Sapa-share on February 9, 2005, of SEK 185.5. Based on the volume weighted average share price the 3 months prior to February 10, 2005, of SEK 186.34, the Offer represents a premium of approximately 0.4 percent.

[1] The offer is for all outstanding shares in Sapa not held by Elkem.
[2] Orkla has notified the acquisition, which resulted in Orkla holding 50 per cent or more of the shares and votes in Elkem, in accordance with both U.S. merger control regulations (Hart-Scott-Rodino Antitrust Improvements Act) and European merger control regulations (EU merger regulation (No. 139/2004)). The U.S. competition authority has given its approval of the acquisition. Orkla expects the European Commission to give its approval of the acquisition no later than in the beginning of March 2005.

No commission will be charged in the Offer.

The total value of the Offer for all outstanding shares in Sapa amounts to approximately SEK 1,777 million.

- **The acceptance period is intended to run from March 2, 2005 to March 22, 2005.**
- **The Offer is not conditional.** Holders of shares that have accepted the Offer have no subsequent right to withdraw their acceptance.
- **Current ownership.** By the time of the announcement of this press release, Elkem holds 27,019,502 shares in Sapa, equivalent to 74.0 percent of shares and votes. Orkla owns no shares in Sapa. During the six month period prior to the announcement of the Offer, neither Orkla nor Elkem has acquired any shares in Sapa.

Background and reasons for the Offer

During the first half of 2001, Elkem acquired a significant proportion of the shares and votes in Sapa as part of a long-term strategy to diversify its operations into activities with a higher underlying growth than the ferroalloys and related activities that have historically been dominant in Elkem's operations. Sapa was considered an attractive company and represented a natural extension of Elkem's aluminium activities. Following the public offer to the shareholders in Sapa in August 2002 and taking shares acquired thereafter into account, Elkem's holding in Sapa has increased to 74.0 percent of the shares and votes. As a result of Orkla's acquisition of Folketrygdfondet's, Storebrand's och DnB NOR's shares in Elkem on January 13, 2005, Orkla's ownership in Elkem increases to 50.03 percent of the shares and votes. As a consequence thereof, Orkla makes a public offer to acquire all shares in Sapa that is not owned by Elkem.

Financing

The Offer will be financed by liquid funds and existing credit facilities within the Orkla Group.

Preliminary time table

A prospectus detailing the Offer is intended to be distributed to the shareholders of Sapa on or about March 1, 2005. The acceptance period is intended to begin on or about March 2, 2005 and is intended to end on or about March 22, 2005. Settlement is intended to occur on or about April 1, 2005. Orkla reserves the right to extend the acceptance period for the Offer. Such possible extension will however not delay the settlement for the shareholders that already accepted the offer.

Advisors

Enskilda Securities is acting as financial advisor and Gernandt & Danielsson Advokatbyrå KB is acting as legal advisor to Orkla in connection with the Offer.

Oslo, February 10, 2005

Orkla ASA

Orkla in brief

Orkla, celebrating 350 years of continuous industrial activity in 2004, is a public limited liability company listed on Oslo Børs. Orkla is domiciled in Norway, and has numerous subsidiaries in Northern Europe and other areas of the world. The Orkla Group's operating revenues in 2003 totalled NOK 30.2 billion, with income from operations before goodwill of NOK 2.4 billion[3]. The Orkla Group has approximately 20,000 employees. Orkla's market value at January 31, 2005 was approximately NOK 44.2 billion.

Business areas

The Orkla Group's operations are presently organized in three business areas: Branded Consumer Goods, Chemicals and Financial Investments. After acquiring a controlling interest in Elkem, Elkem and Chemicals will together form the new business area Speciality Materials.

Branded Consumer Goods

The business area Branded Consumer Goods includes Orkla Foods, Orkla Brands and Orkla Media.

Orkla Foods is a leading developer, manufacturer and marketer of food products, supplying the grocery, catering and industrial markets. Orkla Foods is market leader in the Nordic region within frozen pizza, ketchup, dressings, pickled vegetables, jams, caviar and marzipan and also produces syrups, sea food and potato products amongst others. Orkla Foods have in addition a strong presence within many of these product categories in the CEE-region. Well known brands include Grandiosa, Fun Light, Stabburet, Abba, Ekströms, BOB, Felix and Kalles Kaviar.

Orkla Brands comprises several companies that manufacture marketing intensive products including detergents, personal care products, biscuits, snacks, confectionary and cod liver oil. Orkla Brands is market leader in one or more Nordic countries in all these categories. Well known brands include Kims, OLW, Stratos, Laban, Jif, Møller's Tran, Dove, Omo and Göteborgs Kex.

Orkla Media is one of Scandinavia's largest privately owned media groups, operating in the fields of daily newspapers, magazines, direct marketing and electronic publishing. Newspapers included in Orkla Media's portfolio are Berlingske Tidende, B.T, Drammens Tidende, Haugesunds Avis, Fredrikstad Blad, Sunnmørsposten and Rzeczpospolita.

Chemicals

Borregaard is the main company within the Chemicals business area. Borregaard holds leading global positions within its selected niches. Borregaard's core areas comprise liginin-based binding and disbursing agents, special cellulose for chemical applications and fine chemicals for the pharmaceutical industry.

Financial Investments

Orkla has long traditions of investments in the stock market, and manages an investment portfolio with a market value of approximately NOK 17.6 billion per 31 December 2004. Orkla focuses on long-term investments and takes larger positions in Norwegian and, increasingly, Nordic companies. As a consequence of the acquisition of a controlling interest in Elkem, the prior financial shareholding in Elkem has become part of Orkla's industrial area, and the financial portfolio has been reduced accordingly.

[3] All numbers exclusive of Carlsberg Breweries. Orkla sold its 40% holding in Carlsberg Breweries in March 2004.